UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Resignation of Independent Director

On June 30, 2026, Jean Christophe Baron Von Pfetten (“Mr. Von Pfetten”) notified U Power Limited (the “Company”) of his resignation as (i) an independent director of the Company, (ii) a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), effective June 30, 2026. Mr. Von Pfetten has confirmed that his resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Appointment of Independent Director

To fill the vacancy created by the resignation of Mr. Von Pfetten, on June 29, 2026, the Board appointed Bo Lyu (“Mr. Lyu”) to serve as an independent director of the Company, effective July 1, 2026. The Board also appointed Mr. Lyu to serve as a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board.

The Board has determined that Mr. Lyu qualifies as an independent director of the Company under the applicable rules of the Nasdaq Stock Market and the Securities and Exchange Commission.

Mr. Bo Lyu has served as an independent director of the Company since July 2026. Mr. Lyu has over 10 years of experience in corporate financing and public company management. Mr. Lyu served as financial controller at Building Dreamstar Technology Inc from August 2020 to October 2021. From December 2017 to April 2019, Mr. Lyu served as board secretary at Dragon Victory International Limited (currently known as Metalpha Technology Holding Ltd) (Nasdaq: MATH). From 2014 to August 2017, Mr. Lyu served as board secretary at Hailiang Education Group Inc. (formerly Nasdaq-listed: HLG, prior to its privatization in September 2022). From 2009 to 2013, Mr. Lyu served as investment manager at Hailiang Group Co. Ltd., the then-parent company of Hailiang Education Group Inc., Zhejiang Hailiang Co. Ltd. (SSE Listed: 002203), and Hailiang International Holding Co. Ltd. (HKSE listed: 02336). Mr. Lyu received his master’s degree in finance from Albert-Ludwigs-Universität Freiburg in Germany in 2008 and his bachelor’s degree in international investment from Wuhan University in China in 2001.

There are no family relationships between Mr. Lyu and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Lyu and any other person pursuant to which he was appointed as a director.

In connection with Mr. Lyu’s appointment, on July 1, 2026, the Company entered into an indemnification agreement with Mr. Lyu, pursuant to which the Company agreed to indemnify Mr. Lyu against certain liabilities and expenses incurred in connection with his service as a director of the Company. On July 2, 2026, the Company entered into an independent director agreement with Mr. Lyu, which sets forth the terms and conditions of Mr. Lyu’s service as an independent director of the Company. The foregoing descriptions of the indemnification agreement and the independent director agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 10.2 and 10.1, respectively, to this report on Form 6-K and are incorporated herein by reference.

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 of the Company (File Nos. 333-296308 and 333-282901) and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	English Translation of the Independent Director Agreement entered into by and between the Company and Mr. Bo Lyu, dated July 2, 2026
10.2	Indemnification Agreement entered into by and between the Company and Mr. Bo Lyu, dated July 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 16, 2026

U Power Limited

By:	/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

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